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FEB 22 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nancy Barron & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Grand Boulevard
(No. and Street)

Lexington	KY	40507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Foley, CPA — 1-859-231-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ray, Foley, Hensley & Company, PLLC
(Name – *if individual, state last, first, middle name*)

230 Lexington Green Circle, Suite 600,	Lexington,	KY	40503
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy F. Baker, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Nancy Barron & Associates, Inc. (the "Company") as of December 31, 2007 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Cindy F. Baker 2/19/08

Signature Date

Financial and Operations Principal

Title

Subscribed and sworn to before me
this 19 day of February, 2008.

Linda Foley

Notary Public

NANCY BARRON & ASSOCIATES, INC.
Lexington, Kentucky

FINANCIAL STATEMENTS
December 31, 2007

This report contains (check all applicable boxes)*

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Changes in Financial Condition
(x)	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (not applicable).
( )	(n)	A report describing any material inadequacies found to exist or to have existed since the date of the previous audit (not applicable).
(x)	(o)	Report of independent auditors on internal control structure required by Rule 17a-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

Ray, Foley, Hensley & Company, PLLC

Certified Public Accountants and Consultants

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
J. Carroll Luby, CPA
Marc T. Ray, CPA-ABV

INDEPENDENT AUDITORS' REPORT

To the Stockholder
of Nancy Barron & Associates, Inc.
Lexington, Kentucky

We have audited the accompanying balance sheet of Nancy Barron & Associates, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nancy Barron & Associates, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ray, Foley, Hensley & Company

Ray, Foley, Hensley & Company, PLLC
February 19, 2008

230 Lexington Green Circle, Suite 600 • Lexington, Kentucky 40503-3326
Phone: 859-231-1800 • Fax: 859-422-1800 • Toll-Free: 1-800-342-7299
www.rfhco.com

NANCY BARRON & ASSOCIATES, INC.
BALANCE SHEET
December 31, 2007

ASSETS		
Cash	$	250,630
Accounts receivable		66,895
Advances to employees		13,300
Prepaid expenses		9,161
Investments		161,804
Property and equipment (net of accumulated depreciation of $106,616)		20,481
TOTAL ASSETS	$	522,271
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	5,226
Employee withholdings		13,320
Accrued state and local income taxes		3,505
Accrued wages		122,000
Accrued expenses		2,875
TOTAL LIABILITIES		146,926
Shareholder's Equity		
Common stock, no par value; 1,000 shares authorized, 337 shares issued and outstanding		186,561
Additional paid-in capital		9,042
Retained earnings		179,742
TOTAL SHAREHOLDER'S EQUITY		375,345
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	522,271

The accompanying notes are an integral part of the financial statements

NANCY BARRON & ASSOCIATES, INC.
STATEMENT OF INCOME
for the year ended December 31, 2007

REVENUES	
Commissions	$ 1,124,783
Dividends and interest	52,458
Capital and realized gains	91,711
Net Revenues	1,268,952
EXPENSES	
Employee compensation and benefits	829,804
Clearing fees	132,952
Promotion	33,648
Communication	7,938
Occupancy costs	50,155
Unrealized loss on investments	89,245
Other operating expenses	54,816
Depreciation	6,008
Total Expenses	1,204,566
NET INCOME BEFORE INCOME TAXES	64,386
Provision for income taxes	175
NET INCOME	$ 64,211

The accompanying notes are an integral part of the financial statements

NANCY BARRON & ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
for the year ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at beginning of year	$ 186,561	$ 9,042	$ 115,531	$ 311,134
Net income			64,211	64,211
Shareholder distributions	-	-	-	-
Balances at end of year	$ 186,561	$ 9,042	$ 179,742	$ 375,345

The accompanying notes are an integral part of the financial statements

NANCY BARRON & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
for the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	64,211
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		6,008
Unrealized loss on investments		89,245
(Increase) Decrease in:		
Accounts receivable		7,941
Advances to employees		700
Prepaid expenses		(2,010)
Increase (Decrease) in:		
Accounts payable		(10,868)
Employee withholdings		(1,888)
Accrued wages		47,000
Accrued expenses		(1,832)
		134,296
Net cash provided by operating activities		198,507
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from the sales of securities		117,605
Purchases of securities		(218,014)
Capital expenditures		(10,046)
Net cash (used in) investing activities		(110,455)
NET INCREASE IN CASH		88,052
Cash, beginning of year		162,578
CASH, END OF YEAR	$	250,630
Supplemental Disclosures:		
Cash paid during the year ended for:		
Income taxes	$	2,548

The accompanying notes are an integral part of the financial statements

NANCY BARRON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Nancy Barron & Associates, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization:

Nancy Barron & Associates, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Method of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles. The significant accounting policies, as described below, are presented to clarify the Company's financial statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities:

All marketable securities held by the Company are available for sale. These marketable securities are valued at market value. The resulting difference between cost and market from one year to the next is included in the statement of income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation:

Fixed assets are recorded at historical cost. Depreciation and amortization is calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	10
Office equipment	5
Leasehold improvements	10

Revenue:

The Company's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Income Tax:

The Company, with the consent of its sole stockholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. As a result of this election, the stockholders of an S Corporation are taxed on their proportionate share of the Corporation's taxable income and, accordingly, no provision for federal income tax has been made. The Company has made a provision for state and local income taxes based upon its taxable net income. The provision for local income taxes is included in the statement of income under the heading of "other operating expenses."

NANCY BARRON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 2 - ACCOUNTS RECEIVABLE

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December 2007, less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker.

NOTE 3 - INVESTMENTS

Marketable securities owned at December 31, 2007, consist of investment securities at quoted market values, and are as follows:

Corporate Stocks	$ 55,108
Mutual Funds	106,696
	$ 161,804

These investments are being carried at fair market value. The cost basis of these investments as of December 31, 2007 is $141,521, resulting in a total unrealized gain at December 31, 2007 of $20,283 and an unrealized loss in the current year of $89,245. Securities with a cost basis of $31,917 were sold during 2007 for $117,605, creating a realized gain of $85,688.

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2007, the fixed asset accounts reflected the following balances:

Furniture and fixtures	$ 63,949
Office equipment	24,938
Leasehold improvements	38,210
	127,097
Less: Accumulated depreciation	(106,616)
	$ 20,481

NOTE 5 - LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS

In December 1996, the Company began conducting its business operations at 150 Grand Boulevard, Lexington, Kentucky. This office space is located in a building owned by a corporation that is owned in its entirety by the Company's sole shareholder. Presently, there is not a formal lease for the use of the premises between the two entities. The Company has agreed to pay $4,000 per month for the use of the property beginning in January 2006. At December 31, 2007, the Company has prepaid rents to this related entity in the amount of $6,000.

NOTE 6 - RETIREMENT PLAN

The Company began a Simple IRA Retirement Plan in 1997 covering substantially all employees. Under the plan, participating employees make an election to defer a portion of their compensation and the Company makes a contribution equal to the lesser of the deferral or three percent of the total compensation of the participant. Plan expenses incurred by the Company during 2007 were $19,597.

SUPPLEMENTAL SCHEDULES

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

NET CAPITAL		
Stockholder's equity		$ 375,345
Deductions and/or charges		
Non-allowable fixed assets	$ 20,436	
Non-allowable brokers' commissions	39,491	
Prepaid expenses	9,161	
Advances to employees	13,300	
Petty cash	100	
		(82,488)
Net capital before percentage reductions		292,857
Pursuant to rule 15c3-1 (F)		
Reduction of securities held as investments		(26,783)
Net capital		$ 266,074
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 5,226	
Accrued state and local income tax	3,505	
Employee withholdings	13,320	
Accrued wages	122,000	
Accrued expenses	2,875	
Aggregate indebtedness		$ 146,926
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		
$146,926 divided by 15 or $50,000 minimum		$ 50,000
Excess net capital		$ 216,074
Ratio of aggregate indebtedness to net capital		55.22%
RECONCILIATION WITH COMPANY CALCULATIONS		
Net capital as reported in FOCUS report		$ 268,746
Effect of audit adjustments on accounts included in net capital calculation		(2,672)
Net capital as calculated above		$ 266,074

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT IN ACCORDANCE WITH RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Nancy Barron & Associates, Inc. had no notes payable collateralized by securities, or secured customer accounts receivable at any point throughout the year ended December 31, 2007. Therefore, a computation of reserve requirement in accordance with SEC Rule 15c3-3 is not applicable.

Ray, Foley, Hensley & Company, PLLC

Certified Public Accountants and Consultants

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
J. Carroll Luby, CPA
Marc T. Ray, CPA-ABV

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE III
INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

We have examined the financial statements of Nancy Barron & Associates, Inc. as of December 31, 2007, and have submitted our report thereon dated February 19, 2008. As a part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 14 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In addition, Nancy Barron & Associates, Inc. has formal procedures insuring proper compliance and reporting of security transactions pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Ray, Foley, Hensley & Company
Ray, Foley, Hensley & Company, PLLC
February 19, 2008

230 Lexington Green Circle, Suite 600 • Lexington, Kentucky 40503-3326
Phone: 859-231-1800 • Fax: 859-422-1800 • Toll-Free: 1-800-342-7299
www.rfhco.com

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE IV
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Nancy Barron & Associates, Inc. had no subordinated liabilities at any point throughout the year ended December 31, 2007. Consequently, there are no changes in the balances of such liabilities.

Ray, Foley, Hensley & Company, PLLC

Certified Public Accountants and Consultants

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
J. Carroll Luby, CPA
Marc T. Ray, CPA-ABV

NANCY BARRON & ASSOCIATES, INC.
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Nancy Barron & Associates, Inc. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Nancy Barron & Associates, Inc. internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Ray, Foley, Hensley & Company
Ray, Foley, Hensley & Company, PLLC
February 19, 2008

230 Lexington Green Circle, Suite 600 • Lexington, Kentucky 40503-3326
Phone: 859-231-1800 • Fax: 859-422-1800 • Toll-Free: 1-800-342-7299
www.rfhco.com
Members American Institute of Certified Public Accountants and Kentucky Society of Certified Public Accountants

END